SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

Autoimmune Inc.

-------------------------------------------------------------------------------

(Name of Issuer)

Common Stock

-------------------------------------------------------------------------------

(Title of Class of Securities)

052776101

-------------------------------------------------------------------------------

(CUSIP Number)

December 31, 2007

-------------------------------------------------------------------------------

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

----------

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

052776101

---------------------

1.

NAME OF REPORTING PERSONS

Dane Andreeff

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  [_]

                                                                 (b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER

0

6.

SHARED VOTING POWER

1,332,631

7.

SOLE DISPOSITIVE POWER

0

8.

SHARED DISPOSITIVE POWER

1,332,631

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,332,631

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.9%

12.

TYPE OF REPORTING PERSON

IN, HC

________________________________________________________________________________

CUSIP No.

052776101

---------------------

1.

NAME OF REPORTING PERSONS

Andreeff Equity Advisors, L.L.C.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  [_]

                                                                 (b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER

0

6.

SHARED VOTING POWER

1,332,631

7.

SOLE DISPOSITIVE POWER

0

8.

SHARED DISPOSITIVE POWER

1,332,631

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,332,631

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.9%

12.

TYPE OF REPORTING PERSON

PN, IA

________________________________________________________________________________

CUSIP No.

052776101

---------------------

Item 1(a).  Name of Issuer:

Autoimmune Inc.

____________________________________________________________________

Item 1(b).

Address of Issuer's Principal Executive Offices:

1199 Madia Street, Pasadena, CA   91103

____________________________________________________________________

Item 2(a).

Name of Persons Filing:

Dane Andreeff

Andreeff Equity Advisors, L.L.C. (“AEA”)

____________________________________________________________________

Item 2(b).

Address of Principal Business Office, or if None, Residence:

450 Laurel Street

Suite 2105

Baton Rouge, Louisiana 70801

____________________________________________________________________

Item 2(c).

Citizenship:

Dane Andreeff –- Canada

AEA -- Delaware

____________________________________________________________________

Item 2(d).

Title of Class of Securities:

Common Stock

____________________________________________________________________

Item 2(e).

CUSIP Number:

052776101

____________________________________________________________________

Item 3.

AEA is an investment adviser in accordance with

Rule 13d-1(b)(1)(ii)(E), and Mr. Andreeff is a control person of AEA in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4.

Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-3) to this Schedule 13G is hereby incorporated by reference.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

_______________________________________________________________________

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

_______________________________________________________________________

Item 7.

Identification and  Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent  Holding  Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

The information in item 3 is hereby incorporated by reference.

_______________________________________________________________________

Item 8.

Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

_______________________________________________________________________

Item 9.

Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

______________________________________________________________________

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

                                        ----------------------------------------

                                                        (Date)

/s/ Dane Andreeff *

_______________________

    Dane Andreeff

Andreeff Equity Advisors, L.L.C. *

By: /s/ Dane Andreeff

__________________________

Name: Dane Andreeff

Title: Managing Member

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Note.

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention.

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of Autoimmune Inc. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February 14, 2008

/s/ Dane Andreeff

_____________________________

    Dane Andreeff

Andreeff Equity Advisors, L.L.C.

By:  /s/ Dane Andreeff

_____________________________

Name:  Dane Andreeff

Title: Managing Member